

PUBLIC

16003463

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

QMB APPROVAL
OMB Number.   3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 ✱
PART III

SEC FILE NUMBER
8-67879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____JANUARY 1, 2015_____ AND ENDING _____DECEMBER 31, 2015_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CSG CAPITAL ADVISORS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 E. CHURCH STREET, SUITE 425
(No. and Street)

ORLANDO	**FLORIDA**	**32801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RON GOFF   **(404) 835-7560**
                                                                                     (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained In this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **DAVID SIMON** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **CSG CAPITAL ADVISORS, LLC** _____ , as of _____ **DECEMBER** _____ **31,** **2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN SCHUCHMAN
Commission # FF 147193
Expires September 12, 2018
Bonded Thru Troy Fain Insurance 800-395-7019

_____
Signature

MEMBER
Title

_____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
CSG Capital Advisors, LLC

We have audited the accompanying statement of financial condition of CSG Capital Advisors, LLC. as of December 31, 2015, and the related statement of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CSG Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSG Capital Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSG Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of CSG Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company PA

Ohab and Company, PA
Maitland, Florida
February 2, 2016

CSG Capital Advisors LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$ 15,465
Other Current Assets	1,205
Total assets	$ 16,670

Liabilities and Member's Equity

Accounts Payable	$ 1,400
Total Liabilities	$ 1,400
Member's equity	$ 15,270
Total liabilities and member's equity	$ 16,670

The accompanying notes are an integral part of these financial statements